                            Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. (“AQN” or the “Company” or the “Corporation”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three months ended March 31, 2022. This Management Discussion & Analysis (“MD&A”) should be read in conjunction with AQN’s unaudited interim consolidated financial statements for the three months ended March 31, 2022 and 2021. This MD&A should also be read in conjunction with AQN's annual consolidated financial statements for the years ended December 31, 2021 and 2020. This material is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar, and on the AQN website at www.AlgonquinPowerandUtilities.com. Additional information about AQN, including the most recent Annual Information Form (“AIF”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
Unless otherwise indicated, financial information provided for the three months ended March 31, 2022 and 2021 has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount.
Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Company's most recent AIF.
This MD&A is based on information available to management as of May 12, 2022.

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Caution Concerning Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth, earnings and results of operations; liquidity, capital resources and operational requirements; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the impact of the 2019 novel coronavirus (“COVID-19”) on the Company; expectations regarding the use of proceeds from financings; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, results, in-service dates and completion dates; expectations regarding the anticipated closing of the Kentucky Power Transaction (as defined herein); expectations regarding the purchase price for the Kentucky Power Transaction; the anticipated benefits of the Kentucky Power Transaction, including the impact of the Kentucky Power Transaction on the Corporation’s business, operations, financial condition, and results of operations; expectations regarding the Corporation’s and Kentucky Power’s (as defined herein) rate base; expectations regarding cost recovery of amounts incurred by Empire in connection with the Midwest Extreme Weather Event (as defined herein) and retirement of the Asbury coal plant; expectations regarding the Company's corporate development activities and the results thereof, including the expected business mix between the Regulated Services Group and Renewable Energy Group; expectations regarding regulatory hearings, motions, filings, appeals and approvals, including rate reviews, and the impacts and outcomes thereof; expected future generation, capacity and production of the Company’s energy facilities; expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding future "greening the fleet" initiatives, including with respect to Kentucky Power; expectations regarding the outcome of legal claims and disputes; strategy and goals; dividends to shareholders; expectations regarding the impact of proposed tax reforms and rules; credit ratings and equity credit from rating agencies; anticipated customer benefits; the future impact on the Company of actual or proposed laws, regulations and rules; accounting estimates; interest rates and currency exchange rates. All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of a material increase in the costs of compliance with environmental laws following the completion of the Kentucky Power Transaction; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability; including relating to import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; favourable labour relations; the realization of the anticipated benefits of the Kentucky Power Transaction, including that it will be accretive to the Corporation’s Adjusted Net Earnings per common share; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the successful transfer of operational control over the Mitchell Plant to Wheeling Power Company; the transfer of the Mitchell Plant being implemented in accordance with the Corporation’s expectations; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with state regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the

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absence of any reputational harm to the Corporation as a result of any acquisition; and the ability of the Corporation to successfully execute future “greening the fleet” initiatives. Given the continued uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses, suppliers and customers, there is more uncertainty associated with the Corporation’s assumptions and expectations as compared to periods prior to the onset of COVID-19.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics and other force majeure events; critical equipment breakdown or failure; supply chain disruptions; the imposition of import controls or tariffs; the failure of information technology infrastructure and cybersecurity; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Company’s operations and growth plans; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica (as defined herein) or a third party joint venture partner acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external-stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Corporation’s common shares and the Corporation's other securities; the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; impact of significant demands placed on the Corporation as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation’s strategic objectives or achieve expected benefits relating to acquisitions; Kentucky Power’s failure to receive regulatory approval for the construction of new renewable generation facilities; indebtedness of any entity being acquired by the Corporation; reputational harm and increased costs of compliance with environmental laws as a result of announced or completed acquisitions; unanticipated expenses and/or cash payments as a result of change of control and/or termination for convenience provisions in agreements to which any entity being acquired is a party; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading Enterprise Risk Management in this MD&A and under the heading Enterprise Risk Factors, in the Corporation’s MD&A for the three and twelve months ended December 31, 2021 (the “Annual MD&A”) and in the Corporation's most recent AIF.
Forward-looking information contained herein is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Caution Concerning Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit", which are used throughout this MD&A, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures is set out below and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found in this MD&A. In addition, “Adjusted Net Earnings” is presented throughout this MD&A on a per share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, financial impacts on the Company's Senate Wind Facility from the significantly elevated pricing that persisted in the Electric Reliability Council of Texas market over several days (the "Market Disruption Event") as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. (the “Midwest Extreme Weather Event”), gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted EBITDA to net earnings, see Non-GAAP Financial Measures starting on page 30 of this MD&A.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations (excluding sale of assets in the course of normal operations), unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Net Earnings to net earnings, see Non-GAAP Financial Measures starting on page 31 of this MD&A.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP financial measure used by investors to compare cash provided by operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition costs, certain litigation expenses, cash provided by or used in discontinued operations, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, and other typically non-recurring items

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affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash provided by operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Funds from Operations to cash provided by operating activities, see Non-GAAP Financial Measures starting on page 32 of this MD&A.
Net Energy Sales
Net Energy Sales is a non-GAAP financial measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. AQN uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. AQN believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of the Renewable Energy Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Energy Sales to revenue, see Renewable Energy Group - 2022 First Quarter Renewable Energy Group Operating Results on page 26 of this MD&A.
Net Utility Sales
Net Utility Sales is a non-GAAP financial measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. AQN uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. AQN believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of the Regulated Services Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Utility Sales to revenue, see Regulated Services Group - 2022 First Quarter Regulated Services Group Operating Results on page 18 of this MD&A.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP financial measure. AQN uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations (excluding the sale of assets in the course of normal operations), non-service pension and post-employment costs, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Divisional Operating Profit to revenue for AQN's main business units, see Regulated Services Group - 2022 First Quarter Regulated Services Group Operating Results on page 18 and Renewable Energy Group - 2022 First Quarter Renewable Energy Group Operating Results on page 26 of this MD&A.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Overview and Business Strategy
AQN is incorporated under the Canada Business Corporations Act. AQN owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets which are expected to deliver predictable earnings and cash flows. AQN seeks to maximize total shareholder value through real per share growth in earnings and cash flows to support a growing dividend and share price appreciation. AQN strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings and a strong focus on Environmental, Social and Governance factors.
AQN’s current quarterly dividend to shareholders is $0.1808 per common share or $0.7233 per common share per annum. Based on the Bank of Canada exchange rate on May 11, 2022, the quarterly dividend is equivalent to C$0.2345 per common share or C$0.9380 per common share per annum. AQN believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within AQN to fund growth opportunities. Changes in the level of dividends paid by AQN are at the discretion of AQN’s Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of AQN’s financial performance and growth prospects.
AQN’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States, Canada, Bermuda and Chile, and the Renewable Energy Group, which primarily operates a diversified portfolio of owned renewable generation assets.
AQN pursues investment opportunities with an objective of maintaining the current business mix between its Regulated Services Group and Renewable Energy Group and with leverage consistent with its current credit ratings1. The business mix target may from time to time require AQN to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
The Company also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects. See additional discussion in Corporate Development Activities.
Summary Structure of the Business
The following chart depicts, in summary form, AQN’s key businesses. A more detailed description of AQN’s organizational structure can be found in the most recent AIF.

1 See Treasury Risk Management -Downgrade in the Company's Credit Rating Risk in the Annual MD&A.

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Regulated Services Group
The Regulated Services Group operates a diversified portfolio of regulated utility systems throughout the United States, Canada, Bermuda and Chile serving approximately 1,232,000 customer connections as at March 31, 2022 (using an average of 2.5 customers per connection, this translates into approximately 3,080,000 customers). The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver growth through accretive acquisitions of additional utility systems.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas, as well as in Bermuda, which together served approximately 307,000 electric customer connections as at March 31, 2022. The group also owns and operates generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, Missouri, and New York, and in the Canadian Province of New Brunswick, which together served approximately 374,000 natural gas customer connections as at March 31, 2022.
The Regulated Services Group's regulated water distribution and wastewater collection utility systems are located in the U.S. States of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas as well as in Chile which together served approximately 551,000 customer connections as at March 31, 2022, including the approximately 127,000 customer connections in the state of New York that were added effective January 1, 2022 with the acquisition of New York American Water Company, Inc. (subsequently renamed Liberty Utilities (New York Water) Corp. (“Liberty NY Water”)).
Below is a breakdown of the Regulated Services Group’s Revenue by geographic area for the three months ended March 31, 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada. The Renewable Energy Group seeks to deliver growth through the development of new power generation projects and accretive acquisitions of additional power generation facilities, as well as the acquisition and development of other complementary projects, such as renewable natural gas and energy storage.
The Renewable Energy Group directly owns and operates hydroelectric, wind, solar, and thermal facilities with a combined gross generating capacity of approximately 2.5 GW. Approximately 82% of the electrical output is sold pursuant to long term contractual arrangements which as of March 31, 2022 had a production-weighted average remaining contract life of approximately 12 years.
In addition to directly owned and operated assets, the Renewable Energy Group has investments in generating assets with approximately 1.4 GW of net generating capacity which includes the Company’s approximately 43% interest in Atlantica Sustainable Infrastructure plc (“Atlantica”). Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long term contracts with a Cash Available for Distribution (CAFD) weighted average remaining contract life of approximately 15 years as of March 31, 2022.
Below is a breakdown of the Renewable Energy Group’s generating capacity by geographic area as of March 31, 2022, which was comprised of gross generating capacity of facilities owned and operated and net generating capacity of investments including the Company’s approximately 43% interest in Atlantica.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Significant Updates
Operating Results
AQN operating results relative to the same period last year are as follows:

(all dollar amounts in $ millions except per share information)	Three months ended March 31
	2022	2021	Change
Net earnings attributable to shareholders	$91.0	$13.9	555%
Adjusted Net Earnings[1]	$141.3	$124.5	13%
Adjusted EBITDA[1]	$330.6	$282.9	17%
Net earnings per common share	$0.13	$0.02	550%
Adjusted Net Earnings per common share[1]	$0.21	$0.20	5%

1	See Caution Concerning Non-GAAP Measures.
Annual Dividend increased from $0.6824 to $0.7233 per Common Share and declaration of 2022 Second Quarter Dividend of $0.1808 (C$0.2345) per Common Share
AQN currently targets annual growth in dividends payable to shareholders underpinned by increases in earnings and cash flow. In setting the appropriate dividend level, the Board considers the Company’s current and expected growth in earnings per share as well as a dividend payout ratio as a percentage of earnings per share and cash flow per share.
On May 12, 2022, AQN announced that the Board approved an increase in the common share dividend to $0.1808 per quarter and $0.7233 annually and declared a second quarter 2022 dividend of $0.1808 per common share payable on July 14, 2022 to shareholders of record on June 30, 2022.
Based on the Bank of Canada exchange rate on May 11, 2022, the Canadian dollar equivalent for the second quarter 2022 dividend is C$0.2345 per common share.
The previous four quarter U.S and Canadian dollar equivalent dividends per common share have been as follows:

	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Total
U.S. dollar dividend	$0.1706	$0.1706	$0.1706	$0.1808	$0.6926
Canadian dollar equivalent	$0.2134	$0.2124	$0.2161	$0.2345	$0.8764
Pending Acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc.
On October 26, 2021, Liberty Utilities Co. (“Liberty Utilities”), an indirect subsidiary of AQN, entered into an agreement with American Electric Power Company, Inc. and AEP Transmission Company, LLC to acquire Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) for a total purchase price of approximately $2.846 billion, including the assumption of approximately $1.221 billion in debt (the “Kentucky Power Transaction”).
Kentucky Power is a state rate-regulated electricity generation, distribution and transmission utility serving approximately 228,000 active customer connections in 20 eastern Kentucky counties and operating under a cost of service framework. Kentucky TransCo is an electricity transmission business operating in the Kentucky portion of the transmission infrastructure that is part of the Pennsylvania – New Jersey – Maryland regional transmission organization, PJM Interconnection, L.L.C.. Kentucky Power and Kentucky TransCo are both regulated by the U.S. Federal Energy Regulatory Commission (“FERC”).
Closing of the Kentucky Power Transaction is subject to receipt of certain regulatory and governmental approvals. During the first quarter of 2022, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired and the Committee on Foreign Investment in the United States cleared the Kentucky Power Transaction. On May 4, 2022 the Kentucky Public Service Commission (“KPSC”) issued an order approving the Kentucky Power Transaction, subject to certain conditions set forth in the order, including those agreed to by Liberty Utilities in the course of the docket.

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The Kentucky Power Transaction is expected to close in mid-2022 subject to the satisfaction of certain conditions precedent, which include the approval of FERC for the Kentucky Power Transaction and certain approvals from FERC, the KPSC and the Public Service Commission of West Virginia with respect to the termination and replacement of the existing operating agreement for the Mitchell coal generating facility (in which Kentucky Power owns a 50% interest, representing 780 MW) (the “Mitchell Plant”).
The Kentucky Power Transaction is expected to add over $2.0 billion of regulated rate base assets in a favourable regulatory jurisdiction. AQN expects the Kentucky Power Transaction to be accretive to Adjusted Net Earnings per common share in the first full year of ownership, generate mid-single digit percentage Adjusted Net Earnings per common share accretion thereafter, and support growth in AQN’s Adjusted Net Earnings per common share over the long term (see Caution Concerning Non-GAAP Measures).
Acquisition of Liberty NY Water (formerly New York American Water Company, Inc.)
Effective January 1, 2022, Liberty Utilities (Eastern Water Holdings) Corp., a wholly-owned subsidiary of Liberty Utilities, closed the previously-announced acquisition of Liberty NY Water from American Water Works Company, Inc. ("American Water") for a purchase price of approximately $609 million.
Headquartered in Merrick, NY, Liberty NY Water is a regulated water and wastewater utility serving over 127,000 customer connections across seven counties in southeastern New York. Liberty NY Water’s operations include approximately 1,270 miles of water mains and distribution lines, with 98% of customers located in Nassau County on Long Island.
Integration of Liberty NY Water is proceeding well. The Company has incorporated the operations into its East Region. Transitioning employees remain engaged and continue to deliver safe and reliable water service to the Liberty NY Water's customers in New York. The Company also has a transition services agreement with American Water to facilitate an effective migration of operating technology.
Issuance of approximately $1.1 Billion of Subordinated Notes
On January 18, 2022, the Company closed (i) an underwritten public offering in the United States (the “U.S. Note Offering”) of $750 million aggregate principal amount of 4.75% fixed-to-fixed reset rate junior subordinated notes series 2022-B due January 18, 2082 (the “U.S. Notes”); and (ii) an underwritten public offering in Canada (the “Canadian Note Offering” and, together with the U.S. Note Offering, the “Note Offerings”) of C$400 million aggregate principal amount of 5.25% fixed-to-fixed reset rate junior subordinated notes series 2022-A due January 18, 2082 (the “Canadian Notes” and, together with the U.S. Notes, the “Notes”). The Company intends to use the net proceeds of the Note Offerings to partially finance the Kentucky Power Transaction provided that in the short-term, prior to closing of the Kentucky Power Transaction, the Company has used such net proceeds to repay certain indebtedness of the Corporation and its subsidiaries. Concurrent with the pricing of the Note Offerings, the Company entered into a cross currency interest rate swap, to convert the Canadian dollar denominated proceeds from the Canadian Note Offering into U.S. dollars and a forward starting swap to fix the interest rate for the second five year term of the U.S. Notes, resulting in an anticipated effective interest rate to the Company of approximately 4.95% throughout the first ten year period of the Notes.
Empire Missouri Rate Case
On May 28, 2021, The Empire District Electric Company ("Empire") filed a rate review based on a 12 month historical test year ending September 30, 2020, with an update period through June 30, 2021, requesting an increase in rates of $79.9 million which included $29.9 million related to recovery of fuel and power pass-through costs related to last year's Midwest Extreme Weather Event. Empire subsequently amended the rate request to $50.0 million after deferring the recovery of the extraordinary fuel pass-through costs as well as certain costs related to the retirement of the Asbury coal plant to a subsequent docket requesting securitization. On April 6, 2022, the Missouri Public Service Commission (“MPSC”) issued its final Report and Order resulting in an annual base rate revenue increase of $39.5 million.
Completion of the Blue Hill Wind Project
On April 14, 2022, the Renewable Energy Group achieved full commercial operations (“COD”) at its 175 MW Blue Hill Wind Facility, located in southwest Saskatchewan. The Blue Hill Facility is the Renewable Energy Group's 15th wind powered electric generating facility and is expected to generate approximately 683 GW-hrs of energy per year with the output being sold through a long-term power purchase agreement (“PPA”) with an investment grade rated entity.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2022 First Quarter Results From Operations

Key Financial Information	Three months ended March 31
(all dollar amounts in $ millions except per share information)	2022	2021
Revenue	$735.7	$634.5
Net earnings attributable to shareholders	91.0	13.9
Cash provided by operating activities	166.2	(243.5)
Adjusted Net Earnings[1]	141.3	124.5
Adjusted EBITDA[1]	330.6	282.9
Adjusted Funds from Operations[1]	220.2	205.3
Dividends declared to common shareholders	115.6	94.6
Weighted average number of common shares outstanding	673,742,425	599,659,587
Per share
Basic net earnings	$0.13	$0.02
Diluted net earnings	$0.13	$0.02
Adjusted Net Earnings[1]	$0.21	$0.20
Dividends declared to common shareholders	$0.17	$0.16

1	See Caution Concerning Non-GAAP Measures.
For the three months ended March 31, 2022, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7897 as compared to 0.7895 in the same period in 2021, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0012 for the three months ended March 31, 2022 as compared to 0.0014 for the same period in 2021. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of AQN’s Canadian and Chilean entities is affected by a change in the average exchange rate upon conversion to AQN’s reporting currency.
For the three months ended March 31, 2022, AQN reported total revenue of $735.7 million as compared to $634.5 million during the same period in 2021, an increase of $101.2 million or 15.9%. The major factors impacting AQN’s revenue in the three months ended March 31, 2022 as compared to the same period in 2021 are set out as follows:

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	11

(all dollar amounts in $ millions)	Three months ended March 31
Comparative Prior Period Revenue	$634.5
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Decrease is primarily due to the absence of consumption and pass through commodity costs at the Empire Electric System that resulted from the Midwest Extreme Weather Event in the first quarter of 2021. This was partially offset by higher pass through costs at the Granite State and Bermuda Electric Systems.	(59.6)
Gas: Increase is primarily due to higher pass through commodity costs.	61.8
Water: Increase is primarily due to the addition of the Beardsley Water System and organic growth at the Litchfield Park Water System.	1.1
Other: Decrease is primarily due to a reduction in projects at Ft. Benning.	(0.2)
3.1
New Facilities
Electricity: Acquisition of the Empire Wind Facilities (2021).	8.6
Water: Acquisition of Liberty NY Water (January 2022).	22.5
31.1
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the Granite State and Bermuda Electric Systems.	1.6
Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Peach State Gas Systems.	3.2
Water: Increase is due to implementation of new rates at the ESSAL, Park Water and Apple Valley Water Systems.	2.7
7.5
Foreign Exchange	(2.6)

RENEWABLE ENERGY GROUP
Existing Facilities
Hydro: Decrease is primarily due to lower production primarily in the Ontario Region.	(0.1)
Wind Canada: Increase is primarily due to higher production at the St. Leon, Morse and Amherst Wind Facilities.	3.0
Wind U.S.: Increase is primarily due to the non-recurring impacts of the Market Disruption Event at the Senate Wind Facility in 2021, higher production across the Company's U.S. wind portfolio as well as higher renewable energy certificate ("REC") revenue from Minonk Wind Facility, driven by higher pricing. This increase is partially offset by unfavourable pricing at Senate Wind Facility.	54.5
Solar: Increase is primarily due to higher REC revenue for the Great Bay I & II Solar Facilities driven by the sales of RECs in inventory.	2.1
Thermal: Increase is primarily due to higher production at the Sanger Thermal Facility as well as favourable pricing and higher production at the Windsor Locks Thermal Facility.	3.9
Other: Decrease is primarily due to non-recurring Operational Management Agreement fees received in the first quarter of 2021 prior to the Company's acquisition of the remaining 50% interest in the Maverick Creek Wind Facility.	(0.5)
62.9
New Facilities
Wind U.S.: Decrease is driven by unfavourable pricing, partially offset by higher production at the Maverick Creek Wind Facility. This facility achieved partial completion on November 6, 2020 and COD on April 21, 2021.	(4.2)
Solar: Altavista Solar Facility (full COD in June 2021) and Croton Solar Facility (full COD in December 2021).	1.5
Other: Increase is due to Congestion Revenue Rights ("CRRs") revenue at the Texas Coastal Wind Facilities.	2.0
(0.7)
Foreign Exchange	(0.1)
Current Period Revenue	$735.7

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2022 First Quarter Net Earnings Summary
Net earnings attributable to shareholders for the three months ended March 31, 2022 totaled $91.0 million as compared to $13.9 million during the same period in 2021, an increase of $77.1 million or 554.7%. A summary of changes is shown below.

Change in Net Earnings	Three months ended
March 31
(all dollar amounts in $ millions)	2022
Prior Period Balance	$13.9
Adjusted EBITDA[1]	47.7
Net earnings attributable to the non-controlling interest, exclusive of HLBV	2.3
Income tax expense (recovery)	(31.1)
Interest expense	(8.3)
Other net losses	3.7
Pension and post-employment non-service costs	1.1
Change in value of investments carried at fair value	31.2
Impacts from the Market Disruption Event on the Senate Wind Facility	53.4
Loss (gain) on derivative financial instruments	(0.8)
Realized loss on energy derivative contracts	(0.1)
Loss (gain) on foreign exchange	0.6
Depreciation and amortization	(22.6)
Current Period Balance	$91.0
Change in Net Earnings ($)	$77.1
Change in Net Earnings (%)	554.7%

1	See Caution Concerning Non-GAAP Measures.
During the three months ended March 31, 2022, cash provided by (used in) operating activities totaled $166.2 million as compared to $(243.5) million during the same period in 2021, an increase of $409.7 million. During the three months ended March 31, 2022, Adjusted Funds from Operations totaled $220.2 million as compared to Adjusted Funds from Operations of $205.3 million during the same period in 2021, an increase of $14.9 million (see Caution Concerning Non-GAAP Measures).
During the three months ended March 31, 2022, Adjusted EBITDA totaled $330.6 million as compared to $282.9 million during the same period in 2021, an increase of $47.7 million or 16.9% (see Caution Concerning Non-GAAP Measures). A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	13

2022 First Quarter Adjusted EBITDA Summary
Adjusted EBITDA (see Caution Concerning Non-GAAP Financial Measures) for the three months ended March 31, 2022 totaled $330.6 million as compared to $282.9 million during the same period in 2021, an increase of $47.7 million or 16.9%. The breakdown of Adjusted EBITDA by the Company's main operating segments and a summary of changes are shown below.

Adjusted EBITDA by segment	Three months ended March 31
(all dollar amounts in $ millions)	2022	2021
Divisional Operating Profit for Regulated Services Group[1]	$231.2	$206.4
Divisional Operating Profit for Renewable Energy Group[1]	118.6	95.0
Administration Expenses	(17.5)	(16.6)
Other Income & Expenses	$(1.7)	$(1.9)
Total AQN Adjusted EBITDA	$330.6	$282.9
Change in Adjusted EBITDA ($)	$47.7
Change in Adjusted EBITDA (%)	16.9%

1	See Caution Concerning Non-GAAP Measures.

Change in Adjusted EBITDA Breakdown	Three months ended March 31, 2022
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$206.4	$95.0	$(18.5)	$282.9
Existing Facilities and Investments	11.2	15.3	0.2	26.7
New Facilities and Investments	7.2	8.5	—	15.7
Rate Reviews	7.5	—	—	7.5
Foreign Exchange Impact	(1.1)	(0.2)	—	(1.3)
Administration Expenses	—	—	(0.9)	(0.9)
Total change during the period	$24.8	$23.6	$(0.7)	$47.7

Current Period Balances	$231.2	$118.6	$(19.2)	$330.6

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	14

REGULATED SERVICES GROUP
The Regulated Services Group operates rate-regulated utilities that as of March 31, 2022 provided distribution services to approximately 1,232,000 customer connections in the electric, natural gas, and water and wastewater sectors which is an increase of approximately 143,000 customer connections as compared to the prior year, including the approximately 127,000 customers in the state of New York that were added effective January 1, 2022 with the acquisition of Liberty NY Water.
The Regulated Services Group's strategy is to grow its business organically and through business development activities while using prudent acquisition criteria. The Regulated Services Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing customer connections in the communities in which it operates.

Utility System Type	As at March 31
	2022			2021
(all dollar amounts in $ millions)	Assets	Net Utility Sales[1]	Total Customer Connections[2]	Assets	Net Utility Sales[1]	Total Customer Connections[2]
Electricity	4,774.6	181.5	307,000	3,633.1	164.6	306,000
Natural Gas	1,590.4	130.9	374,000	1,477.4	125.2	372,000
Water and Wastewater	1,405.7	75.8	551,000	836.3	51.8	411,000
Other	322.8	15.0		220.1	11.5
Total	$8,093.5	$403.2	1,232,000	$6,166.9	$353.1	1,089,000

Accumulated Deferred Income Taxes Liability	$627.5			$543.9

1	Net Utility Sales for the three months ended March 31, 2022 and 2021. See Caution Concerning Non-GAAP Measures.
2	Total Customer Connections represents the sum of all active and vacant customer connections.
The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and served approximately 307,000 customer connections in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma and Arkansas and in Bermuda as at March 31, 2022.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and served approximately 374,000 customer connections located in the U.S. States of New Hampshire, Illinois, Iowa, Missouri, Georgia, Massachusetts and New York and in the Canadian Province of New Brunswick as at March 31, 2022 .
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and served approximately 551,000 customer connections located in the U.S. States of Arkansas, Arizona, California, Illinois, Missouri, New York, and Texas, and in Chile as at March 31, 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	15

2022 First Quarter Usage Results

Electric Distribution Systems	Three months ended March 31
	2022	2021
Average Active Electric Customer Connections For The Period
Residential	261,500	261,100
Commercial and industrial	42,300	41,800
Total Average Active Electric Customer Connections For The Period	303,800	302,900

Customer Usage (GW-hrs)
Residential	844.9	843.9
Commercial and industrial	915.9	901.0
Total Customer Usage (GW-hrs)	1,760.8	1,744.9
For the three months ended March 31, 2022, the electric distribution systems' usage totaled 1,760.8 GW-hrs as compared to 1,744.9 GW-hrs for the same period in 2021, an increase of 15.9 GW-hrs or 0.9%. The increase in electricity consumption is primarily due to more favourable weather.

Natural Gas Distribution Systems	Three months ended March 31
	2022	2021
Average Active Natural Gas Customer Connections For The Period
Residential	322,300	321,000
Commercial and industrial	39,100	38,300
Total Average Active Natural Gas Customer Connections For The Period	361,400	359,300

Customer Usage (MMBTU)
Residential	11,143,000	10,787,000
Commercial and industrial	8,879,000	8,227,000
Total Customer Usage (MMBTU)	20,022,000	19,014,000

For the three months ended March 31, 2022, usage at the natural gas distribution systems totaled 20,022,000 MMBTU as compared to 19,014,000 MMBTU during the same period in 2021, an increase of 1,008,000 MMBTU, or 5%. The increase in customer usage was primarily due to colder weather at the Mid-States, New York, and New Brunswick Gas Systems.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	16

Water and Wastewater Distribution Systems	Three months ended March 31
	2022	2021
Average Active Customer Connections For The Period
Wastewater customer connections	47,900	46,900
Water distribution customer connections	492,400	357,400
Total Average Active Customer Connections For The Period	540,300	404,300

Gallons Provided (millions of gallons)
Wastewater treated	779	663
Water provided	8,705	6,139
Total Gallons Provided (millions of gallons)	9,484	6,802

For the three months ended March 31, 2022, the water and wastewater distribution systems provided approximately 8,705 million gallons of water to customers and treated approximately 779 million gallons of wastewater. This is compared to 6,139 million gallons of water provided and 663 million gallons of wastewater treated during the same period in 2021, an increase in total gallons provided of 2,681 million or 39%. This is primarily due to the acquisition of Liberty NY Water.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2022 First Quarter Regulated Services Group Operating Results

	Three months ended March 31
(all dollar amounts in $ millions)	2022	2021
Revenue
Regulated electricity distribution	$280.7	$334.0
Less: Regulated electricity purchased	(99.2)	(169.4)
Net Utility Sales - electricity[1]	181.5	164.6
Regulated gas distribution	263.4	198.6
Less: Regulated gas purchased	(132.5)	(73.4)
Net Utility Sales - natural gas[1]	130.9	125.2
Regulated water reclamation and distribution	78.6	54.5
Less: Regulated water purchased	(2.8)	(2.7)
Net Utility Sales - water reclamation and distribution[1]	75.8	51.8
Other revenue[2]	15.0	11.5
Net Utility Sales[1,3]	403.2	353.1
Operating expenses	(184.4)	(152.2)
Other income	4.5	1.2
HLBV[4]	7.9	4.3
Divisional Operating Profit[1,5,6]	$231.2	$206.4

1	See Caution Concerning Non-GAAP Measures.
2	See Note 18 in the unaudited interim consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4
HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Empire Wind Facilities (Neosho Ridge, Kings Point and North Fork Ridge).

5
This table contains a reconciliation of Divisional Operating Profit to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

6	Certain prior year items have been reclassified to conform with current year presentation.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	18

2022 First Quarter Operating Results
For the three months ended March 31, 2022, the Regulated Services Group reported revenue of $622.8 million (i.e., $280.7 million of regulated electricity distribution, $263.4 million of regulated gas distribution and $78.6 million of regulated water reclamation and distribution) as compared to revenue of $587.1 million in the comparable period in the prior year (i.e., $334.0 million of regulated electricity distribution, $198.6 million of regulated gas distribution and $54.5 million of regulated water reclamation and distribution).
For the three months ended March 31, 2022, the Regulated Services Group reported a Divisional Operating Profit (excluding corporate administration expenses) of $231.2 million as compared to $206.4 million for the comparable period in the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended March 31
Prior Period Divisional Operating Profit[1]	$206.4
Existing Facilities
Electricity: Increase is primarily due to the absence of significant non-pass through fuel cost increases incurred during the Midwest Extreme Weather Event in the first quarter of 2021.	9.1
Gas: Increase is primarily due to higher Gas System Enhancement Plan mechanism and environmental cost recovery mechanism revenues at the New England Gas System.	0.7
Water: Decrease is primarily due to higher operating expenses at the ESSAL Water System, partially offset by the tuck-in addition of the Beardsley Water System.	(1.7)
Other: Increase is due to recoverable carrying costs related to the Midwest Extreme Weather Event.	3.1
11.2
New Facilities
Electricity: Increase is primarily due to the acquisition of the Empire Wind Facilities (2021).	9.5
Water: Acquisition of Liberty NY Water (January 2022). Decrease is primarily due to seasonality impacts with earnings mainly occurring in the warmer months as well as one time transition costs.	(2.3)
7.2
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the Granite State and Bermuda Electric Systems.	1.6
Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Peach State Gas Systems.	3.2
Water: Increase is due to the implementation of new rates at the ESSAL, Park Water and Apple Valley Water Systems.	2.7
7.5

Foreign Exchange	(1.1)

Current Period Divisional Operating Profit[1]	$231.2

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	19

Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway or completed in 2022 within the Regulated Services Group1.

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
Empire	Missouri	General Rate Case ("GRC")	$79.9
On May 28, 2021, Empire filed a rate review based on a 12 month historical test year ending September 30, 2020, with an update period through June 30, 2021, seeking to recover an annual revenue deficiency of $50.0 million, or a 7.61% increase in total base rate operating revenue, based on a rate base of $2.6 billion, which includes the recently completed Empire Wind Facilities and the retirement of the Asbury generating plant, and $29.9 million in costs associated with the impact of the Midwest Extreme Weather Event. On March 9, 2022 the MPSC approved four stipulation agreements resolving all issues, except rate design, and resulting in an annual base rate revenue increase of $35.5 million, as well as another $4 million in revenues associated with the Empire Wind Facilities. On April 6, 2022 the MPSC issued its Report and Order resolving all issues. Empire filed updated tariffs in May 2022 for new rates to become effective in June 2022.

On January 19, 2022, Empire filed a petition for securitization of the costs associated with the impact of the Midwest Extreme Weather Event. An order on the securitization is expected in July/August 2022. On March 21, 2022, Empire filed a petition for securitization of the costs associated with the retirement of the Asbury generating plant.

BELCO	Bermuda	GRC	$34.8
On September 30, 2021, filed its revenue allowance application in which it requested a $34.8 million increase for 2022 and a $6.1 million increase for 2023. On March 18, 2022, the Regulatory Authority (“RA”) approved an annual increase of $22.8 million, for a revenue allowance of $224.1 million for 2022 and $226.2 million for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity (“ROE”). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review.

Pending Rate Reviews
Empire	Kansas	GRC	$4.5
On May 27, 2021, submitted an abbreviated rate review seeking to recover costs associated with the addition of the Empire Wind Facilities, the retirement of Asbury and non-growth related plant investments since the 2019 rate review. In March 2022, all parties reached a settlement on the rate treatment of the Asbury retirement and the non-wind investments. Recovery for the investment in the Empire Wind Facilities was not settled. An evidentiary hearing was held in March 2022. If the parties do not settle the remaining issues, the Commission is expected to issue a decision prior to the end of May 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	20

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
CalPeco Electric System	California	GRC	$35.7
On May 28, 2021, filed an application requesting a revenue increase of $35.7 million for 2022 based on an ROE of 10.5% and on a 54% equity capital structure. CPUC Public Advocates Office issued its report on February 23, 2022 and CalPeco filed its rebuttal testimony in March 2022. A hearing is scheduled for May 31 – June 8, 2022.

Apple Valley Ranchos Water System	California	GRC	$2.9
On July 2, 2021, filed an application requesting revenue increases of $2.9 million for 2022, $2.1 million for 2023, and $2.3 million for 2024 based on an ROE of 9.4% and on a 57% equity capital structure. CPUC Public Advocates Office issued its report in January 2022. Rebuttal testimony was filed in February 2022. A hearing was held in March 2022 and a decision is expected in the second quarter of 2022.

Park Water System	California	GRC	$5.5
On July 2, 2021, filed an application requesting revenue increases of $5.5 million for 2022, $1.8 million for 2023, and $1.8 million for 2024 based on an ROE of 9.4% and on a 57% equity capital structure. CPUC Public Advocates Office issued its report in January 2022. Rebuttal testimony was filed in February 2022. A hearing was held in March 2022 and a decision is expected the second quarter of 2022.

Empire District Gas Company	Missouri	GRC	$1.4
On August 23, 2021, filed an application requesting a revenue increase of $1.4 million based on an ROE of 10% and on a 52% equity capital structure. In January 2022, MPSC Staff filed its testimony, recommending a $1.0 million revenue increase based on an ROE of 9.5%. On April 12, 2022 the Company, MPSC Staff, consumer advocate group and industrial customer group filed a stipulation and agreement resolving most of the issues in the case. An evidentiary hearing was held April 25, 2022 and a decision is expected in July 2022. If approved by the Commission, the stipulation and agreement will result in an annual increase of $1.0 million in base rate revenues.

Empire	Oklahoma	GRC	$4.1	On February 28, 2022, filed an application seeking an increase of $4.1 million based on an ROE of 10% and a 52.79% equity capital structure.
New Brunswick Gas	Canada	GRC	-$3.9	On November 22, 2021, filed its 2022 general rate application for a revenue decrease based on the Energy & Utilities Board's recent decision authorizing a capital structure of 45% equity and an ROE of 8.5%. New Brunswick Gas is appealing the Energy & Utilities Board's cost of capital decision and a decision is expected in the second quarter of 2022. A hearing on the rate case was held in March 2022 and a decision is expected prior to the end of May 2022 for new rates to become effective in the second quarter of 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
St. Lawrence Gas	New York	GRC	$4.1
On November 24, 2021, filed an application requesting a revenue increase of $3.4 million based on an ROE of 10.5% and a capital structure of 50% equity. On January 31, 2022, filed a supplemental filing to update the requested revenue increase to $4.1 million.

Various	Various	Various	$0.1	Other pending rate review requests across two wastewater utilities.

1	All rate requests do not include step-up adjustments
Regulatory Proceedings related to the Midwest Extreme Weather Event (EO-2022-0040)
The Midwest Extreme Weather Event resulted in an increase in demand for natural gas used by Empire for the generation of electricity. Empire’s Missouri retail jurisdiction incurred approximately $205 million in extraordinary fuel and purchased power costs, carrying charges, and legal costs, including Southwest Power Pool ("SPP") market charges, related to the event. The amount of purchased power costs incurred by Empire is subject to resettlement activity and further review by SPP. This review and any subsequent resettlement activity could result in increases or decreases to the final amount of purchased power costs incurred by Empire, and these changes could be material. Empire has deferred substantially all of the fuel and purchased power costs related to the Midwest Extreme Weather Event to a regulatory asset. 95% of extraordinary fuel and purchased power costs are deferred pursuant to a fuel adjustment clause proceeding. The remaining 5% of the extraordinary fuel and purchased power costs, plus carrying charges and legal fees, are being deferred pursuant to an Accounting Authority Order ("AAO") request. While Empire currently expects to recover substantially all of the increased fuel and purchased power costs related to the Midwest Extreme Weather Event from customers, the timing of the cost recovery is expected to be delayed or spread over a longer than typical recovery timeframe to help moderate monthly customer bill impacts given the extraordinary nature of the Midwest Extreme Weather Event.
When Empire filed its most recent Missouri rate case (“ER-2021-0312”) in May 2021, costs related to the Midwest Extreme Weather Event were included. In July 2021, Missouri House Bill 734 was signed into law, creating an option for utilities to finance the recovery of extraordinary weather event costs. When it filed its surrebuttal testimony in ER-2021-0312 in January 2022, Empire removed all costs related to the Midwest Extreme Weather Event from its rate request. Pursuant to House Bill 734, Empire filed a Petition for Financing Order for authorization of the issuance of securitized utility tariff bonds regarding 100% of the extraordinary costs incurred during the Midwest Extreme Winter Weather Event. A decision by the MPSC regarding Empire’s securitization request is required by August 22, 2022.
Regulatory Proceedings related to the retirement of Asbury (EO-2022-0193)
In the course of completing its 2017 and 2019 Integrated Resource Plans (“IRPs”), Empire analyzed the effects of retiring Asbury, a coal-fired generation unit that was constructed in 1970. In the course of the 2019 IRP, Empire determined that retiring the plant would generate $93.0 million in customer savings in the 20 years following the unit’s decommissioning. Asbury was retired on March 1, 2020. On July 23, 2020, the MPSC issued an AAO that directed Empire to establish regulatory asset and liability accounts, beginning January 1, 2020, to reflect the impact of the closure of Asbury on operating and capital expenses in Missouri.
When Empire filed ER-2021-0312 in May 2021, its Asbury related revenues and expenses, along with the balance of the AAO, were included in the application. In July 2021, Missouri House Bill 734 created an option for utilities to finance the recovery of costs related to the retirement of obsolescent generation infrastructure, including recovery of undepreciated rate base balances and financing costs, through securitized utility tariff bonds.
When it filed its surrebuttal testimony in ER-2021-0312 in January 2022, Empire removed all the balances associated with Asbury from its rate request, including the undepreciated balance on the asset and other Asbury-related balances, resulting in total amounts to be securitized of approximately $90.0 million. On March 21, 2022, Empire filed a Petition for Financing Order for authorization of issuance of securitized utility tariff bonds regarding the Asbury generating plant.
On April 18, 2022, Empire filed a motion seeking to consolidate the case regarding the securitization of Asbury retirement costs (EO-2022-0193) with the case regarding the securitization of extraordinary costs related to the Midwest Extreme Weather Event (EO-2022-0040). On April 27, 2022 the MPSC issued an order consolidating the two securitization cases for purposes of hearing, utilizing the procedural schedule previously established for EO-2022-0040 which requires a decision by the MPSC by August 22, 2022.
As described above, Empire has also filed rate cases that include requests for recovery of costs related to Asbury in Kansas and Oklahoma. Both cases are pending.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Regulatory Proceedings related to Acquisitions:
Kentucky Power
On October 26, 2021, Liberty Utilities entered into an agreement with American Electric Power Company, Inc. and AEP Transmission Company, LLC to acquire Kentucky Power and Kentucky TransCo.
On January 4, 2022, Liberty Utilities and Kentucky Power jointly filed for the approval of the Kentucky Power Transaction at the KPSC. By statute, the KPSC must issue an order on the application within 120 days. A hearing was held on March 28-29, 2022. On May 4, 2022 the KPSC issued an order approving the Kentucky Power Transaction, subject to certain conditions set forth in the order, including those agreed to by Liberty Utilities in the course of the docket. In addition to the approval of the KPSC, closing of the Kentucky Power Transaction is subject to receipt of certain other regulatory approvals, including the approval of FERC and the approval of KPSC, FERC and the Public Service Commission of West Virginia with respect to the termination and replacement of the existing operating agreement for the Mitchell Plant.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

RENEWABLE ENERGY GROUP

2022 First Quarter Electricity Generation Performance
	Long Term Average Resource	Three months ended March 31
(Performance in GW-hrs sold)		2022	2021
Hydro Facilities:
Maritime Region	27.5	25.6	24.9
Quebec Region	56.0	56.9	61.2
Ontario Region	38.3	25.2	31.3
Western Region	9.6	9.0	6.0
	131.4	116.7	123.4
Canadian Wind Facilities:
St. Damase	20.9	23.0	21.9
St. Leon	121.4	118.6	108.1
Red Lily[1]	23.2	26.7	24.3
Morse	30.5	32.1	29.2
Amherst	65.3	68.5	57.6
Blue Hill[2]	63.3	62.5	—
EBR[3]	19.8	18.9	—
	344.4	350.3	241.1
U.S. Wind Facilities:
Sandy Ridge	47.1	42.7	37.2
Minonk	187.4	215.8	184.9
Senate	151.3	136.4	136.5
Shady Oaks	108.2	110.5	106.2
Odell	230.5	249.8	193.8
Deerfield	160.4	169.0	165.2
Sugar Creek[4]	202.6	208.9	84.4
Maverick Creek[5]	503.3	446.4	291.5
	1,590.8	1,579.5	1,199.7
Solar Facilities:
Cornwall	2.6	2.2	2.3
Bakersfield	12.9	12.3	14.2
Great Bay	46.7	40.3	43.7
Altavista[6]	36.8	34.3	4.4
Croton[7]	1.1	1.0	—
	100.1	90.1	64.6
Renewable Energy Performance	2,166.7	2,136.6	1,628.8

Thermal Facilities:
Windsor Locks	N/A8	35.4	33.0
Sanger	N/A8	33.3	11.4
		68.7	44.4
Total Performance		2,205.3	1,673.2

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	24

1	AQN owns a 75% equity interest but accounts for the facility using the equity method. Figures show full energy produced by the facility.
2	The Blue Hill Wind Facility achieved COD on April 14, 2022. AQN owns a 50% equity interest but accounts for the facility using the equity method. Figures show expected long-term average resources ("LTAR") and actual energy produced by the facility during the quarter.
3	The EBR Wind Facility achieved COD on December 31, 2021. AQN owns a 50% equity interest but accounts for the facility using the equity method. Figures show full energy produced by the facility.
4
The Sugar Creek Wind Facility achieved COD on November 9, 2020. Prior to January 29, 2021, AQN owned a 50% equity interest in the facility. On January 29, 2021, AQN acquired the remaining 50% equity interest that it did not previously own. Figures show full energy produced by the facility. As a result of a blade manufacturing error 26 of 40 turbines were initially shut down. All impacted turbines were back in service as of September 29, 2021.

5
The Maverick Creek Wind Facility achieved partial completion on November 6, 2020 and COD on April 21, 2021. Prior to January 19, 2021, AQN owned a 50% equity interest in the facility. On January 19, 2021, AQN acquired the remaining 50% equity interest that it did not previously own. Figures show full energy produced by the facility. As a result of a blade manufacturing error 26 of 73 turbines were initially shut down. All impacted turbines were back in service as of June 7, 2021.

6
The Altavista Solar Facility achieved partial completion on March 8, 2021 and COD on June 1, 2021. Prior to April 9, 2021, AQN owned a 50% equity interest in the facility. On April 9, 2021, AQN acquired the remaining 50% equity interest that it did not previously own. Figures show full energy produced by the facility.

7	The Croton Solar Facility achieved COD on December 8, 2021.
8	Natural gas fired co-generation facility.
2022 First Quarter Renewable Energy Group Performance
For the three months ended March 31, 2022, the Renewable Energy Group generated 2,205.3 GW-hrs of electricity as compared to 1,673.2 GW-hrs during the same period in 2021.
For the three months ended March 31, 2022, the hydro facilities generated 116.7 GW-hrs of electricity as compared to 123.4 GW-hrs produced in the same period in 2021, a decrease of 5.4%. Electricity generated represented 88.8% of LTAR as compared to 93.9% during the same period in 2021. During the quarter, all regions except the Quebec Region were below their respective LTAR.
For the three months ended March 31, 2022, the wind facilities produced 1,929.8 GW-hrs of electricity as compared to 1,440.8 GW-hrs produced in the same period in 2021, an increase of 33.9%. The increase in production is primarily due to the addition of the Maverick Creek Wind Facility which achieved COD on April 21, 2021, the EBR Wind Facility which achieved COD on December 31, 2021, and the Blue Hill Wind Facility which achieved COD on April 14, 2022. In addition, the Sugar Creek Wind Facility and the Maverick Creek Wind Facility experienced lower production in 2021 due to the shutdown of turbines resulting from a blade manufacturing error. Excluding the Maverick Creek, Sugar Creek, EBR, and Blue Hill Wind Facilities, production was 12.0% above the same period last year. The wind facilities, including new facilities, generated electricity equal to 99.7% of LTAR as compared to 88.5% during the same period in 2021.
For the three months ended March 31, 2022, the solar facilities generated 90.1 GW-hrs of electricity as compared to 64.6 GW-hrs of electricity in the same period in 2021, an increase of 39.5%. The increase in production is primarily due to the Altavista Solar Facility which achieved partial completion on March 8, 2021 and COD on June 1, 2021. In addition, the Croton Solar Facility achieved COD on December 8, 2021. Excluding the new facilities, production was 9.0% below the same period last year. The solar facilities, including new facilities, generated electricity equal to 90.0% of LTAR as compared to 87.1% in the same period in 2021.
For the three months ended March 31, 2022, the thermal facilities generated 68.7 GW-hrs of electricity as compared to 44.4 GW-hrs of electricity during the same period in 2021. During the same period, the Windsor Locks Thermal Facility generated 168.7 billion lbs of steam as compared to 176.7 billion lbs of steam during the same period in 2021.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	25

2022 First Quarter Renewable Energy Group Operating Results
	Three months ended March 31
(all dollar amounts in $ millions)	2022	2021
Revenue[1]
Hydro	$12.6	$10.7
Wind	58.1	7.6
Solar	5.4	3.9
Thermal	12.1	8.6
Total Non-Regulated Energy Sales	$88.2	$30.8
Less:
Cost of Sales - Energy[2]	(5.5)	(3.3)
Cost of Sales - Thermal	(9.4)	(4.6)
Realized gain (loss) on hedges[3]	0.3	0.2
Net Energy Sales [4,5]	$73.6	$23.1
Renewable Energy Credits[6]	9.2	4.1
Other Revenue	0.1	0.7
Total Net Revenue	$82.9	$27.9
Expenses & Other Income
Operating expenses	(27.6)	(27.9)
Gain on sale of renewable assets	1.2	—
Dividend, interest, equity and other income[7]	27.6	22.4
Impacts from the Market Disruption Event on the Senate Wind Facility	—	53.4
HLBV income[8]	34.5	19.2
Divisional Operating Profit[4,9,10]	$118.6	$95.0

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	26

1
Many of the Renewable Energy Group’s PPAs include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year. Includes the impacts from the Market Disruption Event on the Senate Wind Facility.

2	Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.
3	See Note 21(b)(iv) in the unaudited interim consolidated financial statements.
4	See Caution Concerning Non-GAAP Measures.
5
This table contains a reconciliation of Net Energy Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that Net Energy Sales should not be construed as an alternative to revenue.

6	Qualifying renewable energy projects receive RECs for the generation and delivery of renewable energy to the power grid. The RECs represent proof that 1 MW-hr of electricity was generated from an eligible energy source.
7
Includes dividends received from Atlantica and related parties (see Note 6 and 13 in the unaudited interim consolidated financial statements) as well as the equity investment in the Texas Coastal Wind Facilities (Stella, Cranell, East Raymond and West Raymond).

8
HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.
Production tax credits ("PTCs") are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the three months ended March 31, 2022, the Renewable Energy Group's eligible facilities generated 1,469.0 GW-hrs representing approximately $36.7 million in PTCs earned as compared to 717.6 GW-hrs representing $17.9 million in PTCs earned during the same period in 2021. The majority of the PTCs have been allocated to tax equity investors to monetize the value to AQN of the PTCs and other tax attributes which are the primary drivers of HLBV income offset by the return earned by the investor. Some PTCs have been utilized directly by the Company to lower its overall effective tax rate.

9	Certain prior year items have been reclassified to conform to current year presentation.
10
This table contains a reconciliation of Divisional Operating Profit to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Renewable Energy Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2022 First Quarter Operating Results
For the three months ended March 31, 2022, the Renewable Energy Group’s facilities generated operating revenue of $88.2 million (i.e., non-regulated energy sales) as compared to $30.8 million in the comparable period in the prior year.
For the three months ended March 31, 2022, the Renewable Energy Group's facilities generated $118.6 million of Divisional Operating Profit (excluding corporate administration expenses) as compared to $95.0 million during the same period in 2021, which represents an increase of $23.6 million or 24.8%. (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended March 31
Prior Period Divisional Operating Profit[1]	$95.0
Existing Facilities and Investments
Hydro: Decrease is primarily due to lower production and higher operating expenses primarily in the Ontario Region.	(0.2)
Wind Canada: Increase is primarily due to higher production at the St. Leon, Morse and Amherst Wind Facilities.	2.9
Wind U.S.: Increase is primarily due to the higher production across the Company's U.S. wind portfolio along with higher HLBV income, partially offset by unfavourable pricing at the Senate Wind Facility.	8.7
Solar: Increase is primarily due to higher REC revenue for the Great Bay I & II Solar Facilities driven by the sales of RECs in inventory, partially offset by lower HLBV income for the Great Bay I and Bakersfield II Solar Facilities.	0.8
Thermal: Decrease is primarily due to higher fuel costs, partially offset by higher production at the Sanger Thermal Facility as well as favourable pricing and higher production at the Windsor Locks Thermal Facility.	(1.0)
Investments: Increase is primarily due to higher dividends from AQN's investments in Atlantica.[2]	4.0
Other:	0.1
15.3
New Facilities and Investments
Wind U.S.: Increase is primarily due to lower operating expenses, higher HLBV income and higher production, partially offset by unfavourable pricing at the Maverick Creek Wind Facility. This facility achieved partial completion on November 6, 2020 and COD on April 21, 2021.	5.6
Solar: Increase is primarily due to the acquisition of the Altavista Solar Facility (full COD in June 2021) and Croton Solar Facility (full COD in December 2021).	1.1
Other: Increase is primarily due to higher equity income in 2022 from the investment in the Texas Coastal Wind Facilities.	1.8
8.5
Foreign Exchange	(0.2)
Current Period Divisional Operating Profit[1]	$118.6

1	See Caution Concerning Non-GAAP Measures.
2	See Note 6 and 13 in the unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	28

AQN: CORPORATE AND OTHER EXPENSES

	Three months ended March 31
(all dollar amounts in $ millions)	2022	2021
Corporate and other expenses:
Administrative expenses	$17.5	$16.6
Loss (gain) on foreign exchange	0.3	0.9
Interest expense	57.9	49.6
Depreciation and amortization	120.0	97.4
Change in value of investments carried at fair value	40.5	71.7
Interest, dividend, equity, and other loss (income)[1]	2.3	2.4
Pension and other post-employment non-service costs	2.6	3.7
Other net losses	4.7	8.4
Loss (gain) on derivative financial instruments	(0.3)	(1.1)
Income tax expense (recovery)	9.5	(21.6)

1	Excludes income directly pertaining to the Regulated Services and Renewable Energy Groups (disclosed in the relevant sections).
2022 First Quarter Corporate and Other Expenses
For the three months ended March 31, 2022, administrative expenses totaled $17.5 million as compared to $16.6 million in the same period in 2021. The increase was primarily due to higher staffing expenses partially offset by higher capitalization.
For the three months ended March 31, 2022, interest expense totaled $57.9 million as compared to $49.6 million in the same period in 2021 due to the funding of capital deployed in 2022 primarily related to the acquisition of Liberty NY Water and development of renewable energy projects.
For the three months ended March 31, 2022, depreciation expense totaled $120.0 million as compared to $97.4 million in the same period in 2021. The increase was primarily due to higher overall property, plant and equipment, and the acquisition of Liberty NY Water.
For the three months ended March 31, 2022, change in investments carried at fair value totaled a loss of $40.5 million as compared to a loss of $71.7 million in the same period in 2021. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 6 in the unaudited interim consolidated financial statements).
For the three months ended March 31, 2022, pension and post-employment non-service costs totaled $2.6 million as compared to $3.7 million in the same period in 2021. The decrease was primarily due to lower amortization of actuarial losses.
For the three months ended March 31, 2022, other net losses were $4.7 million as compared to $8.4 million in the same period in 2021. The net losses in the first quarter of 2022 were primarily due to acquisition and transition-related costs. The net losses in the first quarter of 2021 were primarily due to an adjustment to a regulatory liability pertaining to the true-up of prior period tracking accounts, costs pertaining to the Apple Valley condemnation proceeding, and other miscellaneous asset write-downs. See Note 16 in the unaudited interim consolidated financial statements.
For the three months ended March 31, 2022, the gain on derivative financial instruments totaled $0.3 million as compared to a gain of $1.1 million in the same period in 2021. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. Both the gains in the first quarter of 2022 and 2021 respectively were primarily related to mark-to-markets on energy derivatives.
For the three months ended March 31, 2022, an income tax expense of $9.5 million was recorded as compared to an income tax recovery of $21.6 million during the same period in 2021. The increase in income tax expense was primarily due to the tax benefits associated with the impact of the Midwest Extreme Weather Event in 2021, state deferred tax adjustments related to the acquisition of Liberty NY Water, and the tax impact associated with the change in fair value of the investment in Atlantica. For the three months ended March 31, 2022, the Company accrued $10.1 million of investment tax credits ("ITCs") and PTCs associated with renewable energy projects that have either been placed in service or are expected to be placed in service by the end of 2022 as compared to $11.6 million recorded in the same period in 2021.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	29

NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended March 31
(all dollar amounts in $ millions)	2022	2021
Net earnings attributable to shareholders	$91.0	$13.9
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	4.1	6.4
Income tax expense (recovery)	9.5	(21.6)
Interest expense	57.9	49.6
Other net losses[3]	4.7	8.4
Pension and post-employment non-service costs	2.6	3.7
Change in value of investments carried at fair value[2]	40.5	71.7
Impacts from the Market Disruption Event on the Senate Wind Facility	—	53.4
Loss (gain) on derivative financial instruments	(0.3)	(1.1)
Realized loss on energy derivative contracts	0.3	0.2
Loss (gain) on foreign exchange	0.3	0.9
Depreciation and amortization	120.0	97.4
Adjusted EBITDA	$330.6	$282.9

1
HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three months ended March 31, 2022 amounted to $42.5 million, as compared to $23.9 million during the same period in 2021.

2	See Note 6 in the unaudited interim consolidated financial statements.
3	See Note 16 in the unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	30

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended March 31
(all dollar amounts in $ millions except per share information)	2022	2021
Net earnings attributable to shareholders	$91.0	$13.9
Add (deduct):
Loss (gain) on derivative financial instruments	(0.3)	(1.1)
Realized loss on energy derivative contracts	0.3	0.2
Other net losses[2]	4.7	8.4
Loss (gain) on foreign exchange	0.3	0.9
Change in value of investments carried at fair value[1]	40.5	71.7
Impacts from the Market Disruption Event on the Senate Wind Facility	—	53.4
Adjustment for taxes related to above	4.8	(22.9)
Adjusted Net Earnings	$141.3	$124.5
Adjusted Net Earnings per common share	$0.21	$0.20

1	See Note 6 in the unaudited interim consolidated financial statements.
2	See Note 16 in the unaudited interim consolidated financial statements.

For the three months ended March 31, 2022, Adjusted Net Earnings totaled $141.3 million as compared to Adjusted Net Earnings of $124.5 million for the same period in 2021, an increase of $16.8 million.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	31

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended March 31
(all dollar amounts in $ millions)	2022	2021
Cash provided by operating activities	$166.2	$(243.5)
Add (deduct):
Changes in non-cash operating items	48.1	388.5
Production based cash contributions from non-controlling interests	3.7	4.8
Impacts from the Market Disruption Event on the Senate Wind Facility	—	53.4
Acquisition-related costs	2.2	2.1
Adjusted Funds from Operations	$220.2	$205.3
For the three months ended March 31, 2022, Adjusted Funds from Operations totaled $220.2 million as compared to Adjusted Funds from Operations of $205.3 million for the same period in 2021, an increase of $14.9 million.
CORPORATE DEVELOPMENT ACTIVITIES
The Company undertakes development activities working with a global reach to identify, develop, and construct both regulated and non-regulated renewable energy facilities, power transmission lines, water infrastructure assets, and other complementary infrastructure projects as well as to invest in local utility electric, natural gas and water distribution systems.
The Company has announced a capital investment plan of approximately $12.4 billion consisting of approximately $8.8 billion of anticipated investments by its Regulated Services Group and approximately $3.6 billion of anticipated investments by its Renewable Energy Group for the period from 2022 through the end of 2026.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	32

SUMMARY OF PROPERTY, PLANT, AND EQUIPMENT EXPENDITURES

	Three months ended March 31
(all dollar amounts in $ millions)	2022	2021
Regulated Services Group
Rate Base Maintenance	$80.1	$67.3
Rate Base Growth	145.5	171.0
Property, Plant & Equipment Acquired[1]	609.0	248.1
	$834.6	$486.4

Renewable Energy Group
Maintenance	$7.3	$6.8
Investment in Capital Projects[1]	19.9	1,436.6
	$27.2	$1,443.4

Total Capital Expenditures	$861.8	$1,929.8

1	Includes expenditures on Property Plant & Equipment, equity-method investees, and acquisitions of operating entities that may have been jointly developed by the Company with another third party developer. Excludes temporary advances to joint venture partners in connection with capital projects under development or construction.
2022 First Quarter Property Plant and Equipment Expenditures
During the three months ended March 31, 2022, the Regulated Services Group invested $834.6 million in capital expenditures as compared to $486.4 million during the same period in 2021. The Regulated Services Group's investment was primarily related to the acquisition of Liberty NY Water in January 2022. In addition, the Regulated Services Group continued investments in the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of the electric and gas systems.
During the three months ended March 31, 2022, the Renewable Energy Group incurred capital expenditures of $27.2 million as compared to $1,443.4 million during the same period in 2021. The Renewable Energy Group's investments, during the first quarter of 2022, were primarily related to the development and/or construction of ongoing maintenance capital at existing operating sites.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	33

2022 Capital Investments
The following discussion should be read in conjunction with the Caution Concerning Forward-Looking Statements and Forward-Looking Information section of this MD&A.
Over the course of the 2022 financial year, the Company expects to spend between approximately $4.35 billion and $4.68 billion on capital investment opportunities. Actual expenditures in 2022 may vary due to, among other things, the impacts of COVID-19 and related response measures, the timing of various project investments and acquisitions, the availability of financing on acceptable terms, and realized foreign exchange rates.
Ranges of expected capital investment in the 2022 financial year are as follows:

(all dollar amounts in $ millions)
Regulated Services Group:
Rate Base Maintenance	$400.0	-	$440.0
Rate Base Growth	450.0	-	540.0
Rate Base Acquisitions	3,400.0	-	3,550.0
Total Regulated Services Group:	$4,250.0	-	$4,530.0

Renewable Energy Group:
Maintenance	$35.0	-	$50.0
Investment in Capital Projects	65.0	-	100.0
Total Renewable Energy Group:	$100.0	-	$150.0

Total 2022 Capital Investments	$4,350.0	-	$4,680.0

The Regulated Services Group expects to spend between $4,250.0 million and $4,530.0 million over the course of 2022 primarily attributable to rate base acquisitions between $3,510.0 million and $3,720.0 million. In January 2022, the Regulated Services Group closed the acquisition of Liberty NY Water for a purchase price of approximately $609.0 million excluding transaction costs. Furthermore, in October 2021, an agreement was reached to acquire Kentucky Power and Kentucky TransCo for a total purchase price of approximately $2,846.0 million excluding transaction costs. The Kentucky Power Transaction is expected to close in mid-2022. The remaining Regulated Services Group spend is expected to contribute to continued efforts to expand operations, improve the reliability of the utility systems and broaden the technologies used to better serve its service areas. Project spending includes capital for structural improvements, specifically in relation to refurbishing substations, replacing poles and wires, drilling and equipping aquifers, main replacements, and reservoir pumping stations.
The Renewable Energy Group expects to spend between $100.0 million and $150.0 million over the course of 2022 to develop or further invest in development and construction (as applicable) of the Renewable Energy Group's wind and solar projects. Furthermore, the Renewable Energy Group plans to spend between $35.0 million and $50.0 million on various operational solar, thermal, and wind assets to maintain safety, regulatory, and operational efficiencies.
The Company expects to fund its 2022 capital plan through a combination of retained cash, tax equity funding, senior notes, subordinated notes, bank revolving and term credit facilities, and common equity or equity linked instruments.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	34

LIQUIDITY AND CAPITAL RESERVES
AQN has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group and the Renewable Energy Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to AQN and its operating groups as at March 31, 2022:

	As at March 31, 2022						As at Dec 31, 2021
(all dollar amounts in $ millions)	Corporate		Regulated Services Group	Renewable Energy Group		Total	Total
Revolving and term credit facilities	$550.0	[1]	$1,675.0	$850.0	[2]	$3,075.0	$3,075.0
Funds drawn on facilities/ commercial paper issued	—		(684.7)	(76.0)		(760.7)	(707.6)
Letters of credit issued	(24.7)		(67.2)	(299.7)		(391.6)	(317.2)
Liquidity available under the facilities	525.3		923.1	474.3		1,922.7	2,050.2
Undrawn portion of uncommitted letter of credit facilities	(29.1)		—	(186.7)		(215.8)	(224.0)
Cash on hand						93.2	125.2
Total Liquidity and Capital Reserves	$496.2		$923.1	$287.6		$1,800.1	$1,951.4

[1] Includes a $50 million uncommitted standalone letter of credit facility.
[2] Includes a $350 million uncommitted standalone letter of credit facility.

Corporate
As at March 31, 2022, the Company's $500.0 million senior unsecured syndicated revolving credit facility (the "Corporate Credit Facility") had no amounts drawn and had $3.8 million of outstanding letters of credit. The Corporate Credit Facility matures on July 12, 2024.
As at March 31, 2022, the Company had also issued $20.9 million of letters of credit from its $50 million uncommitted bi-lateral letter of credit facility.
In conjunction with the Kentucky Power Transaction, AQN obtained a $2,725.0 million syndicated acquisition financing commitment ("Acquisition Bridge"). The Acquisition Bridge was subject to customary terms and conditions, including certain commitment reductions upon closing of permanent financing. As discussed below, the Acquisition Bridge has been terminated.
Regulated Services Group
As at March 31, 2022, the Regulated Services Group's $500.0 million senior unsecured syndicated revolving credit facility (the "Regulated Services Credit Facility") had no amounts drawn and had $67.2 million of outstanding letters of credit. The Regulated Services Credit Facility matures on February 23, 2023. As at March 31, 2022, there was no commercial paper issued and outstanding. Subsequent to quarter-end on April 29, 2022, the Regulated Services Group entered into two new senior unsecured syndicated revolving credit facilities: a $1.0 billion senior unsecured revolving credit facility with an initial maturity date of April 29, 2027 (the "Long Term Regulated Services Credit Facility") and a $500.0 million short-term senior unsecured revolving credit facility maturing on March 31, 2023. Subject to the terms and conditions therein, the Long Term Regulated Services Credit Facility may be extended for two additional one-year periods. In conjunction with the new facilities, the Regulated Services Credit Facility and the Acquisition Bridge were terminated.
As at March 31, 2022, the Regulated Services Group's $75.0 million senior unsecured revolving credit facility (the "BELCO Credit Facility") had $74.3 million drawn. The BELCO Credit Facility was amended to extend the maturity to June 30, 2022. The Company expects to refinance the BELCO Credit Facility before maturity.
On December 20, 2021, the Regulated Services Group entered into a $1.1 billion senior unsecured syndicated delayed draw term facility ("the "Regulated Services Delayed Draw Term Facility") which matures on December 19, 2022. As at March 31, 2022, the Regulated Services Delayed Draw Term Facility had $610.4 million drawn in connection with the acquisition of Liberty NY Water.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	35

Renewable Energy Group
As at March 31, 2022, the Renewable Energy Group's bank lines consisted of a $500.0 million senior unsecured syndicated revolving credit facility (the "Renewable Energy Credit Facility") maturing on October 6, 2023 and a $350.0 million letter of credit facility ("Renewable Energy LC Facility") that was amended to extend the maturity to June 30, 2023. As at March 31, 2022, the Renewable Energy Credit Facility had $76.0 million drawn and had $136.3 million in outstanding letters of credit. As at March 31, 2022, the Renewable Energy LC Facility had $163.3 million in outstanding letters of credit.
Long Term Debt
On February 15, 2022, the Company repaid a C$200.0 million senior unsecured note on its maturity.
Subsequent to quarter-end on April 30, 2022, the Company repaid a $80.0 million senior unsecured note on its maturity.
Issuance of approximately $1.1 Billion of Subordinated Notes
On January 18, 2022, the Company closed (i) an underwritten public offering in the United States of $750 million aggregate principal amount of the U.S. Notes; and (ii) an underwritten public offering in Canada of C$400 million aggregate principal amount of the Canadian Notes. Concurrent with the pricing of the Note Offerings, the Company entered into a cross currency interest rate swap to convert the Canadian dollar denominated proceeds from the Canadian Note Offering into U.S. dollars and a forward starting swap to fix the interest rate for the second five year term of the U.S. Notes, resulting in an anticipated effective interest rate to the Company of approximately 4.95% throughout the first ten year period of the Notes. The Note Offerings were assigned a BB+ rating from S&P and Fitch.
The Company intends to use the net proceeds of the Note Offerings to partially finance the Kentucky Power Transaction, provided that, in the short-term, prior to the closing of the Kentucky Power Transaction, the Company has used such net proceeds to repay certain indebtedness of the Corporation and its subsidiaries.
Credit Ratings
AQN has a long term consolidated corporate credit rating of BBB from S&P, a BBB rating from DBRS and a BBB issuer rating from Fitch. Liberty Utilities has a corporate credit rating of BBB from S&P and a BBB issuer rating from Fitch. Debt issued by Liberty Utilities Finance GP1 (“Liberty GP”) has a rating of BBB (high) from DBRS, BBB+ from Fitch and BBB from S&P. Empire has an issuer rating of BBB from S&P and a Baa1 rating from Moody's Investors Service, Inc. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group, has an issuer rating of BBB from DBRS. APCo has a BBB issuer rating from S&P, a BBB issuer rating from DBRS and a BBB issuer rating from Fitch.
On October 28, 2021, following the announcement of the Kentucky Power Transaction, each of DBRS, Fitch and S&P made announcements regarding the credit ratings of the Corporation and its subsidiaries.
Fitch affirmed (i) the existing issuer ratings of both the Corporation and Liberty Utilities (‘BBB’ Long-Term Issuer Default Rating (“IDR”) and ‘F2’ Short-Term IDR, respectively), and (ii) all the security ratings of the Corporation, Liberty Utilities and Liberty GP. Fitch also noted that the rating outlooks for the Corporation and Liberty Utilities are stable and that the credit ratings of APCo are unaffected by the Kentucky Power Transaction. Fitch noted that it views the Kentucky Power Transaction to be neutral to the credit quality of the Corporation and Liberty Utilities, given the underlying credit quality of Kentucky Power, and what Fitch expects to be a relatively credit-supportive financing plan for the Kentucky Power Transaction.
DBRS placed the Corporation’s ‘BBB’ Issuer Rating and ‘Pfd-3’ Preferred Shares ratings ‘Under Review with Developing Implications’. DBRS indicated that it views the Kentucky Power Transaction as a positive development from a business risk perspective due to the expected increase in the Corporation’s regulated assets and rate base and expected improvements in jurisdictional diversification and capital expenditure planning. Notwithstanding these potentially positive impacts, the ‘Under Review with Developing Implications’ rating action reflects DBRS’s view that the Corporation’s financing plan for the Kentucky Power Transaction, which may include the issuance of hybrid debt, could increase the Corporation’s nonconsolidated leverage. DBRS noted that if the Corporation’s nonconsolidated debt-to-capital ratio, as calculated by DBRS, rises significantly above 20% following the issuance of any hybrid debt, a negative rating action could be taken.
S&P revised its outlook on the Corporation, Liberty Utilities, APCo, Liberty GP and Empire from stable to negative, noting a lack of certainty regarding the Corporation’s financing plan for the Kentucky Power Transaction, beyond the Common Equity Offering, which could expose the Corporation to execution risks related to the procurement of credit supportive funding. S&P also noted that the negative outlook incorporates the possibility of any material adverse regulatory requirements which may be necessary to close the Kentucky Power Transaction. S&P also affirmed its ‘BBB’ issuer credit rating for each of the Corporation, Liberty Utilities, APCo, Liberty GP and Empire. Finally, S&P placed its rating on Liberty GP’s senior unsecured debt on CreditWatch with negative implications to reflect its view of the potential for such debt to be structurally subordinated following the closing of the Kentucky Power Transaction.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	36

During the first quarter of 2022 or subsequent to quarter-end, S&P, Fitch, Moody's and DBRS affirmed their existing ratings. In addition, S&P removed the "CreditWatch with negative implications" from Liberty GP's senior unsecured debt.
Contractual Obligations
Information concerning contractual obligations as of March 31, 2022 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$7,213.2	$978.8	$544.8	$1,218.4	$4,471.2
Advances in aid of construction	88.9	1.8	—	—	87.1
Interest on long-term debt obligations[2]	5,177.8	237.6	444.2	408.1	4,087.9
Purchase obligations	571.7	571.7	—	—	—
Environmental obligations	44.8	6.8	17.6	1.0	19.4
Derivative financial instruments:
Cross currency interest rate swaps	49.2	2.0	28.6	1.1	17.5
Interest rate swaps	2.9	1.6	0.2	0.7	0.4
Energy derivative and commodity contracts	103.3	32.7	32.3	19.1	19.2
Purchased power	308.3	48.7	68.3	39.3	152.0
Gas delivery, service and supply agreements	461.4	94.0	124.1	70.0	173.3
Service agreements	622.4	65.2	117.0	103.7	336.5
Capital projects	65.4	65.4	—	—	—
Land easements	535.5	13.0	26.4	27.1	469.0
Contract adjustment payments on equity units	169.3	75.6	93.7	—	—
Other obligations	328.2	67.2	5.4	5.3	250.3
Total Obligations	$15,742.3	$2,262.1	$1,502.6	$1,893.8	$10,083.8

1	Exclusive of deferred financing costs, bond premium/discount, fair value adjustments at the time of issuance or acquisition.
2	The Company's subordinated unsecured notes have a maturity in 2078, 2079, and 2082 respectively. However, the Company currently anticipates repaying in 2023, 2029, and 2032 upon exercising its redemption right.
Equity
The common shares of AQN are publicly traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the trading symbol "AQN". As at May 11, 2022, AQN had 675,544,895 issued and outstanding common shares.
AQN may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN. All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at March 31, 2022, AQN had outstanding:
•4,800,000 cumulative rate reset Series A preferred shares, yielding 5.162% annually for the five-year period ending on December 31, 2023;
•100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and
•4,000,000 cumulative rate reset Series D preferred shares, yielding 5.091% annually for the five year period ending on March 31, 2024.
In addition, AQN’s outstanding equity units (the "Green Equity Units") (that are in the form of "corporate units") are listed on the NYSE under the ticker symbol "AQNU". As at May 11, 2022, there were 23,000,000 Green Equity Units outstanding. Pursuant to the purchase contract forming part of each outstanding Green Equity Unit, holders are required to purchase AQN common shares on June 15, 2024. The minimum settlement rate under each purchase contract is 2.7778 common shares and the maximum settlement rate is 3.3333 common shares, resulting in a minimum of 63,889,400 common shares and a maximum of 76,665,900 common shares issuable on settlement of the purchase contracts.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

At-The-Market Equity Program
On May 15, 2020, AQN re-established an at-the-market equity program ("ATM program") that allowed the Company to issue up to $500 million of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. On November 19, 2021, in connection with the filing of a new base shelf prospectus, AQN withdrew the base shelf prospectus qualifying the ATM program.
As at May 12, 2022, the Company has issued since the inception of the ATM program in 2019 a cumulative total of 33,952,827 common shares under the ATM program at an average price of $15.08 per share for gross proceeds of approximately $512.2 million ($505.7 million net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM program, were $4.3 million.
Dividend Reinvestment Plan
AQN has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of common shares of AQN. As at March 31, 2022, 124,494,375 common shares representing approximately 18% of total common shares outstanding had been registered with the Reinvestment Plan. During the three months ended March 31, 2022, 1,625,414 common shares were issued under the Reinvestment Plan, and subsequent to quarter-end, on April 14, 2022, an additional 1,388,850 common shares were issued under the Reinvestment Plan.
SHARE-BASED COMPENSATION PLANS
For the three months ended March 31, 2022, AQN recorded $(0.4) million in total share-based compensation expense (recovery) as compared to $1.2 million for the same period in 2021. The compensation expense (recovery) is recorded as part of administrative expenses in the consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at March 31, 2022, total unrecognized compensation costs related to non-vested share-based awards was $20.4 million and is expected to be recognized over a period of 2.1 years.
Stock Option Plan
AQN has a stock option plan that permits the grant of share options to officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
AQN determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the three months ended March 31, 2022, the Company granted 646,090 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$19.11, the market price of the underlying common share at the date of grant. During the three months ended March 31, 2022, there were no stock options exercised.
As at March 31, 2022, a total of 2,686,618 options were issued and outstanding under the stock option plan.
Performance and Restricted Share Units
AQN issues performance share units (“PSUs”) and restricted share units ("RSUs") to certain employees as part of AQN’s long-term incentive program. During the three months ended March 31, 2022, the Company granted (including dividends and performance adjustments) a combined total of 411,784 PSUs and RSUs to employees of the Company. During the three months ended March 31, 2022, the Company settled 797,034 PSUs, of which 409,986 PSUs were exchanged for common shares issued from treasury and 387,048 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs.
As at March 31, 2022, a combined total of 2,058,422 PSUs and RSUs were granted and outstanding under the performance and restricted share unit plan.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	38

Directors' Deferred Share Units
AQN has a Directors' Deferred Share Unit Plan. Under the plan, non-employee directors of AQN receive all or any portion of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs. The DSUs provide for settlement in cash or common shares at the election of AQN. As AQN does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards. During the three months ended March 31, 2022, the Company issued 21,149 DSUs (including DSUs in lieu of dividends) to the non-employee directors of the Company. During the three months ended March 31, 2022, the Company settled 5,176 DSUs, of which 2,403 DSUs were exchanged for common shares issued from treasury and 2,773 DSUs were settled at their cash value as payment for tax withholdings related to the settlement of DSUs.
As at March 31, 2022, a total of 546,350 DSUs were outstanding under the Directors’ Deferred Share Unit Plan.
Bonus Deferral Restricted Share Units
The Company has a bonus deferral RSU program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in common shares, and therefore these RSUs are accounted for as equity awards. During the three months ended March 31, 2022, the Company settled 4,108 bonus RSUs, of which 1,908 were exchanged for common shares issued from treasury and 2,200 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs. Subsequent to the quarter, on April 15, 2022, 3,397 bonus deferral RSUs were granted (including RSUs in lieu of dividends) to employees of the Company pursuant to the bonus deferral RSU program. The RSUs are 100% vested.
Employee Share Purchase Plan
AQN has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of AQN. The aggregate number of common shares reserved for issuance from treasury by AQN under this plan shall not exceed 4,000,000 shares. During the three months ended March 31, 2022, the Company issued 109,449 common shares to employees under the ESPP.
As at March 31, 2022, a total of 2,053,061 shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
Equity-method investments
The Company entered into a number of transactions with equity-method investees in 2022 and 2021 (see Note 6 in the unaudited interim consolidated financial statements).
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $7.4 million in the first quarter of 2022, as compared to $6.3 million during the same period in 2021. Additionally, one of the equity-method investees provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the first quarter of 2022, the development fees charged to the Company were $nil as compared to $0.7 million during the same period in 2021. See Note 13 in the unaudited interim consolidated financial statements.
In 2021, a subsidiary of the Company made a tax equity investment into New Market Solar Investco, LLC, an equity investee of the Company and indirect owner of the New Market Solar Project. Following the closing of the construction financing facility for the New Market Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note of $25.8 million payable to New Market Solar Investco, LLC.
In 2021, the Sandy Ridge II Wind Project, the Shady Oaks II Wind Project and the New Market Solar Project were contributed into joint venture entities in exchange for 50% equity interests in the joint ventures and loans receivable in the net amount of $10.8 million and a contract asset of $17.0 million recognized for the portion of consideration payable upon mechanical completion but in no event later than December 31, 2022. The transfer of the New Market Solar Project resulted in a gain of $26.2 million.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	39

During the third quarter of 2021, the Company paid $1.5 million to Abengoa S.A. to purchase all of Abengoa S.A.'s interests in the AAGES, AAGES Development Canada Inc., and AAGES Development Spain, S.A. joint ventures. The assets acquired for AAGES Development Spain S.A included project development assets for $2.7 million and working capital of $1.5 million. The existing loan between the Company and the partnership of $3.1 million was treated as additional consideration incurred to acquire the partnership. Pursuant to an agreement between AQN and funds managed by the Infrastructure and Power strategy of Ares Management, LLC (“Ares”), in November 2021, Ares became AQN’s new partner in its non-regulated development platform for renewable energy, water and other sectors through an investment in the AAGES and AAGES Development Canada Inc. joint ventures (collectively, the "Liberty JV").
Redeemable non-controlling interest held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by Liberty Global Energy Solutions (see Note 13 in the unaudited interim consolidated financial statements). Redemption is not considered probable as at March 31, 2022. The preference share was used to finance a portion of the Company's investment in Atlantica. The Company incurred non-controlling interest attributable to Liberty Global Energy Solutions of $2.6 million in 2022 as compared to $2.7 million during the same period in 2021 and recorded distributions of $2.6 million in 2022 as compared to $2.5 million during the same period in 2021 (see Note 13 in the unaudited interim consolidated financial statements).
Non-controlling interest held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by a subsidiary of Atlantica in May 2019 for $96.8 million. The interest was used to finance a portion of the Company's investment in the Amherst Island Wind Facility. During 2022 the Company recorded distributions of $7.4 million as compared to $4.5 million during the same period in 2021.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
Transactions with Atlantica
During 2021, the Company sold Colombian solar assets to Atlantica for consideration of approximately $23.9 million, with a gain on sale of $0.9 million, and contingent consideration of approximately $2.6 million, if certain milestones are met. For the three months ended March 31, 2022, a gain of $1.2 million relating to the contingent consideration has been recognized.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, financial performance or business of the Corporation. The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below. The description of risks below does not include all possible risks.
Led by the Chief Compliance and Risk Officer, the Corporation has an established enterprise risk management ("ERM") framework. The Corporation’s ERM framework follows the guidance of ISO 31000 and the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Enterprise Risk Management - Integrated Framework. The Corporation’s ERM Policy details the Corporation’s risk management processes and risk governance structure.
As part of the risk management process, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by the Corporation’s internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive-level Enterprise Risk Management Council and are presented to the Board’s Risk Committee periodically.
Identified risks are evaluated using a standardized risk scoring matrix to assess impact and likelihood. Financial, safety, security, reputational, reliability, and planned execution implications are among those considered when determining the impact of a potential risk. Risk treatment priorities are established based upon these risk assessments and incorporated into the development of the Corporation’s strategic and business plans. However, there can be no assurance that the Corporation's risk management activities will be successful in identifying, assessing, or mitigating the risks to which the Corporation is subject.
The risks discussed below are not intended as a complete list of all risks that AQN, its subsidiaries and affiliates are encountering or may encounter. Please see the Company's most recent AIF and Annual MD&A available on SEDAR and EDGAR for a further discussion of risk factors to which the Company is subject. To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	40

Risks Related to COVID-19
The COVID-19 situation remains fluid and its full impact on the Company’s business, financial condition, cash flows and results of operations is not fully known at this time. In addition to the risks and impacts described elsewhere in this MD&A, the COVID-19 pandemic and efforts to contain the virus could result in:
•operating, supply chain and project development and construction delays, disruptions and cost overruns;
•delayed collection of accounts receivable and increased levels of bad debt expense;
•delayed placed-in-service dates for the Company's renewable energy projects, which may give rise to, among other things, lower than anticipated revenue, delay-related liabilities to contractual counterparties and increased amounts of interest payable to construction lenders;
•reduced availability of funding under construction loans and tax equity financing, which may require the Company to initially increase its funding and, if possible, directly realize the tax benefits;
•lower revenue from the Company’s utility operations, including as a result of decreased demand and consumption by customers not covered by rate decoupling;
•negative impacts to the Company's existing and planned rate reviews, including non-recovery of certain costs incurred directly or indirectly as a result of the COVID-19 pandemic and delays in filing, processing and settlement of the reviews;
•introduction of new legislation, policies, rules or regulations that adversely impact the Company;
•labour shortages and shutdowns (including as a result of government regulation and prevention measures), reduced employee and/or contractor productivity, and loss of key personnel;
•inability to implement the Company’s growth strategy, including sourcing new acquisitions and completing previously-announced acquisitions;
•inability to carry out the Company’s capital expenditure plans on previously anticipated timelines;
•lower earnings from unhedged power generation as a result of lower wholesale commodity prices in energy markets;
•losses or liabilities resulting from default, delays or non-performance by either the Company or its counterparties under the Company’s contracts, including joint venture agreements, supply agreements, construction agreements, services agreements and power purchase and other offtake agreements;
•lower revenue from the Company's power generation facilities as a result of system load reduction and related system directed curtailments;
•delay in the permitting process of certain development projects, affecting the timing of final investment decisions and start of construction dates;
•reduced ability of the Company and its employees to effectively respond to, or mitigate the effects of, another force majeure or other significant event;
•increased operating costs for emergency supplies, personal protective equipment, cleaning services, enabling technology and other specific needs in response to COVID-19, some of which may not be recovered through future rates;
•increased market volatility and lower pension plan returns which could adversely impact the valuation of pension plan assets and future funding requirements for the Company's pension plans;
•deterioration in financial metrics and other factors that impact the Company’s credit ratings;
•inability to meet the requirements of the covenants in existing credit facilities;
•inability to access credit and capital markets on acceptable terms or at all, including to refinance maturing indebtedness;
•IT and operational technology system interruptions, loss of critical data and increased cybersecurity and privacy breaches due to “work from home” arrangements implemented by the Company;
•business disruptions and costs as "work from home" arrangements are reduced and a greater number of employees return to the office;
•losses to the Company caused by fluctuations and volatility in the trading price of Atlantica’s ordinary shares or reduction of the dividend paid to holders of Atlantica’s ordinary shares; and
•fluctuations and volatility in the trading price of the Company’s common shares and other securities, which could result in losses for the Company’s security holders.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	41

The COVID-19 pandemic may also have the effect of heightening the other risks described herein, under the heading Enterprise Risk Management in the Company’s Annual MD&A and under the heading Enterprise Risk Factors in the Company's most recent AIF. The adverse impacts of COVID-19 on the Company can be expected to increase the longer the pandemic and the related response measures persist.
Treasury Risk Management
Interest Rate Risk
The Company is exposed to interest rate risk from certain outstanding variable interest indebtedness and any new credit facilities and debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital.
In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and “regulatory lag” may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable. Rising interest rates may also negatively impact the economics of development projects and energy facilities, especially where project financing is being renewed or arranged.
As a result, fluctuations in interest rates could materially increase the Corporation’s financing costs, limit the Corporation’s options for financing, and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy.
As at March 31, 2022, approximately 88% of debt outstanding in AQN and its subsidiaries was subject to a fixed rate of interest and as such is not subject to significant interest rate risk in the short to medium term time horizon.
Borrowings subject to variable interest rates can vary significantly from month to month, quarter to quarter and year to year. AQN does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.
Based on amounts outstanding as at March 31, 2022, the impact to interest expense from changes in interest rates are as follows:
•the Corporate Credit Facility is subject to a variable interest rate and had no amounts outstanding as at March 31, 2022. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at March 31, 2022. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Regulated Services Delayed Draw Term Facility is subject to a variable interest rate and had $610.4 million outstanding as at March 31, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $6.1 million annually;
•the BELCO Credit Facility is subject to a variable interest rate and had $74.3 million outstanding as at March 31, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.7 million annually;
•the Regulated Services Group's commercial paper program is subject to a variable interest rate and had no amounts outstanding as at March 31, 2022. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Renewable Energy Credit Facility is subject to a variable interest rate and had $76.0 million outstanding as at March 31, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.8 million annually; and
•term facilities at BELCO and ESSAL that are subject to variable interest rates had $66.4 million outstanding as at March 31, 2022. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.7 million annually.
On January 13, 2022, the Company entered into a forward starting swap to fix the interest rate for the second five-year term of the U.S. Notes.
Tax Risk and Uncertainty
The Corporation is subject to income and other taxes primarily in the United States and Canada; however, it is also subject to income and other taxes in international jurisdictions, such as Chile and Bermuda. Changes in tax laws or interpretations thereof in the jurisdictions in which the Corporation does business could adversely affect the Company's results from

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

operations, returns to shareholders, and cash flows. One or more taxing jurisdictions could seek to impose incremental or new taxes on the Company pursuant to one of the following or otherwise:
•Tax legislative proposals have been drafted in the U.S. that include a minimum tax, increase in tax rates, additional interest limitations, and extension of clean energy tax credits. It is unknown when legislation incorporating these proposals could be enacted.
•On April 19, 2021, the Canadian federal government delivered its 2021 budget which contained proposed measures related to limitations on interest deductibility and changes in relation to international taxation. Draft legislative proposals pertaining to interest deductibility and other matters were released for public comment on February 4, 2022 and are expected to be effective beginning in 2023. The Corporation is currently reviewing the legislative proposals to determine the impact to the Corporation. The proposed rules and their application are complex and could have a material adverse impact on the Corporation's effective tax rate and financial results in future years if enacted as drafted.
•As a consequence of the Organization for Economic Cooperation and Development’s (“OECD”) project on “Base Erosion and Profit Shifting”, there could be a focus by taxing authorities to pursue common international principles for the entitlement to taxation of global corporate profits and minimum global tax rates. In December 2021, the OECD released model legislation outlining how a global minimum tax would apply. Each local jurisdiction will need to draft their own legislation to enact these minimum tax rules with application expected no earlier than January 1, 2023.
The Corporation cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Corporation, including with respect to claimed expenses and the cost amount of the Corporation’s depreciable properties. A successful challenge by an applicable taxation authority regarding such tax positions could adversely affect the results of operations and financial position of the Corporation.
Development by the Corporation of renewable power generation facilities in the United States depends in part on federal tax credits and other tax incentives. These credits are currently subject to a multi-year step-down. While recently enacted U.S. tax reform legislation did extend some of the credits, at reduced levels, for solar facilities that begin construction in 2021, 2022 and 2023 and for wind facilities that began construction in 2021, there can be no assurance that there will be further extensions in the future or that the reduced credits will be sufficient to support continued development and construction of renewable power facilities in the United States. Moreover, if the Corporation is unable to complete construction on current or planned projects on anticipated schedules, the reduced incentives may be insufficient to support continued development or may result in substantially reduced financial benefits from facilities or long-term investment in facilities that the Corporation is committed to complete. In addition, the Corporation has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Corporation from the applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.
OPERATIONAL RISK MANAGEMENT
Inflation Risk
AQN's profitability could be impacted by inflation increases above long-term averages. The Regulated Services Group’s facilities are subject to rate setting by its regulatory agencies. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In the event of significant inflation, the impact of regulatory lag on the Company would be increased. In order to mitigate this exposure, the Regulated Services Group seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs.
The Renewable Energy Group's assets subject to long term PPAs, some of which are not indexed to inflation and could experience declines in profitability if operating costs increase at a rate greater than the offtake price.
Development and construction projects could experience a decrease in expected returns as a result of increased costs. To mitigate the risk of inflation the Company attempts to enter into fixed price constructions agreements and fixed price offtake agreements.
Tariff Risk
Changes in tariffs or duties, such as antidumping and countervailing duty rates that could be put in place as a result of the U.S. Department of Commerce's investigation into an antidumping and countervailing duties circumvention claim on solar cells and panels supplied from Malaysia, Vietnam, Thailand and Cambodia, may adversely affect the capital expenditures required to develop or construct the Corporation’s projects, as well as the timing for completion, or viability, of such

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projects. In the U.S., tariffs have been imposed in recent years to imports of solar panels, aluminum and steel, among other goods and raw materials. These occurrences may have adverse impacts to the Corporation, as the buyer of goods, which could adversely affect the Corporation’s expected returns, results of operations and cash flows.
Risks Relating to the Kentucky Power Transaction
The closing of the Kentucky Power Transaction is subject to the normal commercial risks that such acquisition will not close on the terms negotiated or at all. The Kentucky Power Transaction remains subject to closing conditions, including certain regulatory and governmental approvals. The failure to satisfy or waive the conditions may result in the termination of the acquisition agreement. Accordingly, there can be no assurance that the Company will complete the Kentucky Power Transaction in the timeframe or on the basis described herein, if at all. As the Kentucky Power Transaction is subject to various regulatory approvals, it is consequently subject to the risks that such approvals may not be timely obtained or may impose unfavourable conditions that could impair the ability to complete the acquisition or impose adverse conditions on the Company in order to complete the acquisition. The presence of intervenors in the regulatory approval process has the effect of increasing these risks.
If the Kentucky Power Transaction is not completed, the Company could be subject to a number of risks that may adversely affect the Company’s business, financial condition, results of operations, reputation and cash flows, including (i) the requirement to pay costs relating to the Kentucky Power Transaction, including costs relating to the financing thereof and obtaining regulatory approval, (ii) the requirement to find effective new uses for the net proceeds of the Company’s Common Equity Offering and Note Offerings, and (ii) time and resources committed by the Company’s management to matters relating to the Kentucky Power Transaction that could otherwise have been devoted to pursuing other beneficial opportunities. In addition, if the acquisition agreement for the Kentucky Power Transaction is terminated in certain circumstances, the Company may be required to pay a termination fee of $65 million. See “Significant Updates”.
Business combinations such as the Kentucky Power Transaction involve risks that could materially and adversely affect the Company’s business plan, including the failure to realize the results that the Company expects. Transition and integration activities associated with this business combination may not go as planned, creating the potential for increased costs, service disruption, noncompliance, reputational harm and other negative outcomes. There can be no assurance that the Company will be successful in increasing the historical returns earned by either of Kentucky Power or Kentucky Transco, that the load declines experienced by Kentucky Power over recent years will not continue to be a prevailing trend, or that the Company will be able to fully realize some or all of the expected benefits of the Kentucky Power Transaction or succeed in implementing its strategic objectives relating to the acquired entities, including the transfer of operational control of the Mitchell Plant from Kentucky Power to the Wheeling Power Company and the transition of Kentucky Power’s generating mix to greener sources (i.e. “greening the fleet” initiatives). The ability to realize these anticipated benefits and implement these strategic objectives will depend in part on successfully retaining staff, hiring additional staff to replace certain of the vendors’ centralized operations, obtaining favourable regulatory outcomes, realizing growth opportunities, no unanticipated economic changes in the areas where the acquired entities operate, and potential synergies through the coordination of activities and operations with the Company’s existing business. There is a risk that some or all of the expected benefits and strategic objectives will fail to materialize, or may not occur within the time periods anticipated by the Company. A failure to realize the anticipated benefits of or implement strategic objectives relating to the Kentucky Power Transaction on an efficient and effective basis could have a material adverse effect on the Company’s financial condition, results of operations, reputation and cash flows.
A change in the capital structure of the Company could cause credit rating agencies which rate the Company’s outstanding debt obligations to re-evaluate and potentially downgrade the Company’s current credit ratings, which could increase the Company’s borrowing costs and adversely impact the market price of the outstanding securities of the Company.
The Kentucky Power Transaction could also result in a downgrade of the credit rating of Kentucky Power or its outstanding bonds, and could require Kentucky Power to offer to prepay $525 million in principal amount of its outstanding bonds if the credit ratings thereof fall below investment grade (or in the event such bonds are placed on “credit watch” or assigned a “negative outlook” if they are rated BBB- by S&P or Baa3 by Moody’s at such time).
There may be liabilities that the Company failed to discover or was unable to quantify in the Company’s due diligence, and the Company may not have recourse for some or all of these potential liabilities. While the Company has accounted for these potential liabilities for the purposes of making its decision to enter into the acquisition agreement, there can be no assurance that any such liability will not exceed the Company’s estimates. In connection with the Kentucky Power Transaction, the Company has obtained a representation and warranty insurance policy, with coverage up to $255 million, subject to an initial retention of $21 million. Nevertheless, this insurance policy is subject to certain exclusions and limitations and there may be circumstances for which the insurer attempts to limit such coverage or refuses to indemnify the Company or where the coverage provided under the insurance policy may otherwise be insufficient or inapplicable.
Kentucky Power and Kentucky Transco may be a party to agreements that contain change of control and/or termination for convenience provisions which may be triggered following completion of the Kentucky Power Transaction. The operation of these change of control or termination provisions, if triggered, could result in unanticipated expenses and/or cash payments

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following the consummation of the Kentucky Power Transaction or adversely affect the acquired entities’ results of operations and financial condition. Unless these change of control provisions are waived, or the termination provisions are not exercised, by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Company and the acquired entities.
All of the electricity generated by Kentucky Power is produced by the combustion of fossil fuels. As a result, the acquisition of Kentucky Power could result in reputational harm to the Company and adversely affect perceptions regarding the Company’s commitment to environmental and sustainability matters, as well as the Company’s ability to accomplish its environmental and sustainability objectives. The operation of fossil-fueled generation plants, including resulting emissions of nitrogen and sulfur oxides, mercury and particulates and the discharge and disposal of solid waste (including coal-combustion residuals (“CCRs”)), is subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these requirements requires Kentucky Power to incur significant costs, including capital expenditures, for environmental monitoring, installation of pollution control equipment, emission fees, disposal activities, decommissioning, and permitting obligations at its facilities. If these compliance costs become uneconomical, Kentucky Power may ultimately be required to retire generating capacity prior to the end of its estimated life. The costs of complying with these legal requirements could also adversely affect Kentucky Power’s results of operations, financial condition and cash flows, and those of the Company following the closing of the Kentucky Power Transaction. In addition, the impacts could become even more significant if existing requirements governing air emissions management and disposal, CCR waste and/or waste matter discharge become more restrictive in the future, more extensive operating and/or permitting requirements are imposed or additional substances associated with power generation are subjected to increased regulation. Although Kentucky Power typically recovers expenditures for pollution control technologies, replacement generation, undepreciated plant balances and associated operating costs from customers, there can be no assurance that Kentucky Power will be able to obtain a rate order to fully recover the remaining costs associated with such plants in the future. The failure to recover these costs could reduce Kentucky Power’s results of operations, financial condition and cash flows, and those of the Company following the closing of the Kentucky Power Transaction.
In addition, future changes to environmental laws, including with respect to the regulation of CO2 emissions, could cause Kentucky Power to incur materially higher costs than it has incurred to date.
Litigation Risks and Other Contingencies
AQN and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire is undetermined at this time, and CAL FIRE has not yet issued a report. There are currently 10 active lawsuits that name the Company and/or certain of its subsidiaries as defendants in connection with the Mountain View fire. Five of these lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007. In the sixth active lawsuit, County of Mono, Antelope Valley Fire Protection District, Toiyabe Indian Health Project, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In three other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The tenth lawsuit alleges the wrongful death of an individual, along with causes of action similar to those alleged in the cases filed by groups of individual plaintiffs. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley filed a lawsuit seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. (“Liberty Apple Valley”). On May 7, 2021, the Court issued a Tentative Statement of Decision denying the Town of Apple Valley’s attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley’s continued ownership and operation of the water system is in the best interest of the community. The Town filed its objections to the Tentative Decision on June 1, 2021. On October 14, 2021, the Court denied the Town’s objections and issued the Final Statement of Decision. The Court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the Court.

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QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended March 31, 2022:

(all dollar amounts in $ millions except per share information)	2nd Quarter 2021	3rd Quarter 2021	4th Quarter 2021	1st Quarter 2022
Revenue	$527.5	$528.6	$594.8	$735.7
Net earnings (loss) attributable to shareholders	103.2	(27.9)	175.6	91.0
Net earnings (loss) per share	0.16	(0.05)	0.27	0.13
Diluted net earnings (loss) per share	0.16	(0.05)	0.26	0.13
Adjusted Net Earnings[1]	91.7	97.6	136.3	141.3
Adjusted Net Earnings per common share[1]	0.15	0.15	0.21	0.21
Adjusted EBITDA[1]	244.9	252.0	297.6	330.6
Total assets	16,453.7	16,699.0	16,785.8	17,669.9
Long term debt[2]	6,622.6	6,870.3	6,211.7	7,191.6
Dividend declared per common share	$0.17	$0.17	$0.17	$0.17

	2nd Quarter 2020	3rd Quarter 2020	4th Quarter 2020	1st Quarter 2021
Revenue	$343.6	$376.1	$491.3	$634.5
Net earnings (loss) attributable to shareholders	286.2	55.9	504.2	13.9
Net earnings (loss) per share	0.54	0.09	0.84	0.02
Diluted net earnings (loss) per share	0.53	0.09	0.83	0.02
Adjusted Net Earnings[1]	47.4	88.1	127.0	124.5
Adjusted Net Earnings per common share[1]	0.09	0.15	0.21	0.20
Adjusted EBITDA[1]	176.3	197.9	253.1	282.9
Total assets	11,188.0	11,739.9	13,224.1	15,286.1
Long term debt[2]	4,155.1	3,978.0	4,538.8	6,353.7
Dividend declared per common share	$0.16	$0.16	$0.16	$0.16

1	See Caution Concerning Non-GAAP Measures.
2	Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $343.6 million and $735.7 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between a loss of $27.9 million and earnings of $504.2 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.
DISCLOSURE CONTROLS AND PROCEDURES
AQN's management carried out an evaluation as of March 31, 2022, under the supervision of and with the participation of AQN’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of AQN’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of March 31, 2022, AQN’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by AQN in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms of the U.S. Securities and Exchange Commission, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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Management Report on Internal Controls over Financial Reporting
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the Company's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Company acquired Liberty NY Water during the three months ended March 31, 2022. The financial information for this acquisition is included in this MD&A and in Note 3 to the unaudited interim consolidated financial statements. National Instrument 52-109 and the U.S. Securities and Exchange Commission provide an exemption whereby companies undergoing acquisitions can exclude the acquired business in the year of acquisition from the scope of testing and assessment of design and operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to this acquisition in its management report on internal controls over financial reporting for the year ending December 31, 2022.
Changes in Internal Controls over Financial Reporting
For the three months ended March 31, 2022, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. AQN continues to apply its internal control structure over the operations of the acquired business discussed above.
Inherent Limitations on Effectiveness of Controls
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error or fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
AQN prepared its unaudited interim consolidated financial statements in accordance with U.S. GAAP. The preparation of the unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of depreciable assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.
AQN’s significant accounting policies and new accounting standards are discussed in Notes 1 and 2 in the unaudited interim consolidated financial statements, respectively.

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